SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO and UNIBANCO HOLDINGS

Highlights - 2Q07 Consolidated Results

Performance

Unibanco's net income reached R$841 million in 2Q07 and R$1,422 million in 1H07, up 53.5% and 33.1% when compared to 2Q06 and 1H06, respectively. Excluding the result from non recurring events in 2Q07, net income was R$638 million, a 16.4% growth when compared to the same period last year.
Annualized return on average equity (ROAE) reached 35.9% in 2Q07 and 29.3% in 1H07. Excluding the result from non recurring events, ROAE was 26.7% in 2Q07 and 25.1% in 1H07.

Highlights – Balance Sheet

Unibanco's total assets reached R$130 billion, up 32.0% when compared to June 30, 2006. This growth is mainly due to the R$ 9.7 billion increase in total loans, particularly in payroll loans, car loans and credit cards portfolios, and the R$8.7 billion increase in marketable securities and foreign exchange portfolios.

The loan portfolio grew 9.9% in the quarter, reaching R$ 51.644 million. Retail portfolio increased 12.0%, with a 19.3% growth in the commercial bank, 8.0% in SMEs and 6.7% in consumer credit companies portfolios. The highlights were payroll loans, up 49.7%, car loans, increasing 15.0%, branch network, up 10.9%, and credit cards, with a 9.4% increase. Wholesale portfolio grew 6.9% in the quarter, despite the US dollar depreciation in the period.

Loan Portfolio

The risk management policy adopted by Unibanco since mid-2005, along with an increase in lower risk portfolios, has provided a continuous asset quality improvement, reflected on the 18.4% reduction in provision for loan losses, 2Q07 vis-à-vis 2Q06, and on the D to H portfolio ratio evolution, as shown in the graph below:

D-H portfolio / Total loan portfolio

Highlights – Results

The financial margin after provision for loan losses was R$2,076 million in 2Q07, up 10.2% when compared to 1Q07 and 20.4% from the same period last year. This evolution is mostly explained by a higher credit volume and an improvement in the asset quality.

The financial margin after provision for loan losses reached 7.1% in 2Q07, relatively stable compared to 1Q07. When compared to the same period last year, there was a 50 b.p. drop, despite the 325 b.p. reduction in the Selic rate and the significant growth in marketable securities and foreign exchange portfolios.

The highlight in the quarter was the 18.4% decrease in provision for loan losses, 2Q07 vis-à-vis 2Q06, as a result of asset quality improvement. Provision for loan losses represented 20.8% of the financial margin in June 2007, compared to 27.9% in the same period of last year.

In 1H07, personnel and administrative expenses in the companies under Unibanco's direct management decreased 4.6% from 2H06, largely due to efficiency gains and seasonal effects. When compared to 2Q06, the variation was 2.2%, below the 3.7% inflation in the period (as measured by IPCA), a very positive figure, given the businesses expansion and the wage increases in September, 2006.

Stocks

Unibanco Units gained approximately 60% over the past 12 months. The Ibovespa increased by 48% during the same period.

The Unit's average daily trading volume grew 96.1% when compared to 1Q07, reaching R$85.3 million in 2Q07. The GDS's average daily trading volume was US$126.7 million, up 56.7% from 1Q07.

Unibanco's market capitalization, based on the Unit (UBBR11) closing quotation of R$21.79, on August 7th, 2007, is R$30.5 billion.

Stock Repurchase Program

The Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of their own shares, by Unibanco, with the purpose of keeping these shares in Unibanco's treasury, for further sale or cancellation.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

SOX Certification

On June 15th, 2007, Unibanco and Unibanco Holdings achieved the 404 section certification of Sarbanes-Oxley Law (SOX) regarding internal controls over US GAAP Consolidated Financial Statements.

This achievement reaffirms Unibanco's commitment to the quality of the integrated management of process, risk and control, as well as the high quality standards of corporate governance practices adopted and the transparency of financial statements disclosure.

The earnings conference call will take place tomorrow, August 10th at 9:00 a.m.(Eastern Time) in portuguese, and at 11:00 a.m.(Eastern Time) the conference call in english.

For more information and to download the complete documents, please access Unibanco's Investor Relations website.

www.ir.unibanco.com

Please note that this is an English version. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.